Skadden, Arps, Slate, Meagher & Flom llp

A Delaware Limited Liability Partnership

世達國際律師事務所

JING AN KERRY CENTRE, TOWER II

46TH FLOOR

1539 NANJING WEST ROAD

SHANGHAI 200040, CHINA

________

TEL: (86-21) 6193-8200

FAX: (86-21) 6193-8299

www.skadden.com

                           February 9, 2021

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Ms. Katherine Bagley

Ms. Lilyanna Peyser

Office of Trade & Services

Division of Corporate Finance

100 F Street, NE

Washington, D.C., 20549

Re:	The9 Limited (CIK No. 0001296774)

Post-effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-240331) (the “Post-effective Amendment”)

Responses to the Staff’s Comment Letter Dated January 25, 2021

Dear Ms. Bagley and Ms. Peyser,

We are acting on behalf of our client, The9 Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”). The Company is filing herewith post-effective amendment No. 2 to its registration statement on Form F-1 (File No. 333-240331) (the “Post-effective Amendment No. 2”) and certain exhibit via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Post-effective Amendment No. 2, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated January 25, 2021. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Post-effective Amendment No. 2 where the language address a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Post-effective Amendment.

Securities and Exchange Commission

February 9, 2021

Comments in Letter Dated January 25, 2021

Post-effective Amendment No. 1 to Registration Statement on Form F-1

General

1.	We note your disclosure in your explanatory note that “[t]he Registration Statement originally covered the offering of an aggregate of 2,350,000 American depositary shares, or the ADSs, each as of the date of this prospectus representing thirty (30) Class A ordinary shares, and warrants to purchase 2,350,000 ADSs.” However, your initial F-1 registration statement, effective September 29, 2020, covered 12,422,360 American Depositary Shares representing 37,267,080 Class A ordinary shares, and your prospectus supplement filed October covered 23,500,000 American Depositary Shares representing 70,500,000 Class A Ordinary Shares. Please amend your filing to reconcile these disclosures, or tell us why there appears to be a discrepancy in the disclosure about the number of shares registered in your initial offering.

The Company respectfully advises the Staff that in September 2020, it conducted the following transactions at the same time: (1) the public offering of Class A ordinary shares; (2) the public offering of Warrants to purchase the Company’s American depositary shares and (3) the issuance of Representative’s Warrants to purchase the Company’s American depositary shares. It registered these transactions under its F-1 registration statement. For the purpose of calculating SEC filing fees, the Company relied on Rule 457(o) of the Securities Act of 1933, as amended. Rule 457(o) provides that the registration fee may be calculated on the basis of the maximum aggregate offering price of all the securities listed in the “Calculation of Registration Fee” table. As stated in the “Calculation of Registration Fee” table in the Registration Statement, the Company registered a maximum aggregate offering price of (1) US$10.0 million for the offering of its Class A ordinary shares (or the follow-on offering as referred to in the prospectus supplement included in the Company’s Post-effective Amendment No. 2), (2) US$10.0 million for Class A ordinary shares underlying the American depositary shares issuable upon exercise of Warrants, and (3) US$550,000 for Class A ordinary shares underlying the American depositary shares issuable upon exercise of Representative’s Warrants as well as its issuance of Warrants and Representative’s Warrants to purchase American depositary shares. In connection with the follow-on offering, the estimated offering size of 12,422,360 ADSs then representing 37,267,080 Class A ordinary shares, and an over-allotment option to purchase 1,863,354 ADSs, as stated in the F-1 registration statement filed on September 23, 2020, was calculated by dividing US$10.0 million by US$0.70 per ADS, the closing trading price for the Company’s ADSs on September 21, 2020. The final maximum offering size of the follow-on offering is approximately US$9.7 million, pursuant to which the Company offered and sold 23,500,000 ADSs, then representing 70,500,000 Class A ordinary shares of the Company, at the then offering price of US$0.36 per ADS, and granted an over-allotment option to purchase up to an additional 3,525,000 ADSs at the same price. The Company further respectfully advises the Staff that it included such pricing information in its final prospectus dated September 29, 2020, which was filed with the Commission on October 1, 2020.

Securities and Exchange Commission

February 9, 2021

2.	You disclose in your explanatory note that "[n]o additional securities are being registered under this Post-effective Amendment." However, your initial registration statement and subsequent prospectus supplement registered ADSs representing only 70,500,000 Class A ordinary shares, and your post-effective amendment appears to be registering up to 2,820,000 American Depositary Shares representing up to 84,600,000 Class A ordinary shares issuable upon exercise of outstanding warrants and representative’s warrants. Therefore, it appears that you are attempting to register additional Class A ordinary shares under this post-effective amendment, and it does not appear that you are eligible to register these additional securities pursuant to Rule 413 of the Securities Act. Therefore, please file a separate registration statement relating to the additional securities, or provide us with your legal analysis as to why you are permitted to register these shares on a post-effective amendment. Alternatively, please provide us with further detail supporting your statement that no additional securities are being registered pursuant to this post-effective amendment.

The Company respectfully advises the Staff that no additional securities are being registered pursuant to the Post-effective Amendment No. 2. As stated in the “Calculation of Registration Fee” table in the Registration Statement, the Company registered maximum aggregate offering prices of US$10.0 million for its Class A ordinary shares, US$10.0 million for its Class A ordinary shares issuable upon the exercise of the Warrants, and US$550,000 for its Class A ordinary shares issuable upon the exercise of the Representative’s Warrants. The Company also granted the underwriter an over-allotment option to purchase up to an additional 3,525,000 ADSs, each ADS then representing three Class A ordinary shares, and/or up to an additional 3,525,000 Warrants, pursuant to which the underwriter exercised its option to purchase additional 3,525,000 Warrants in full. Immediately prior to the filing of the post-effective amendment No. 1, the Company had 27,025,000 Warrants to purchase 2,702,500 ADSs representing 81,075,000 Class A ordinary shares, and Representative’s Warrants to purchase 117,500 ADSs representing 3,525,000 Class A ordinary shares, resulting in an aggregate of up to 2,820,000 ADSs, representing up to 84,600,000 Class A ordinary shares, issuable upon the exercise of outstanding Warrants and Representative’s Warrants. Therefore, no additional securities are being registered.

Securities and Exchange Commission

February 9, 2021

3.	You disclose that the exercise price of your warrants has changed to reflect the adjustments to the warrants as the result of the change in ADS-to-Class A ordinary shares ratio. This change in ratio appears to have occurred on October 19, 2020, as is disclosed in your prospectus supplement filed October 20, 2020. Please provide us with your legal analysis as to why the change in the terms of the warrants was not a material change requiring you to file a post-effective amendment, rather than a prospectus supplement, as of or promptly after the change in terms was effective. Please also tell us whether you made any sales pursuant to your initial F-1 registration statement after you adjusted your ADS-to-Class A share ratio, but before you disclosed the change in the terms of your warrants to investors.

The Company respectfully advises the Staff that the Company does not believe the adjustments to the Warrants requires it to file a post-effective amendment because (i) the adjustment was triggered by the ADS-to-Class A ordinary share ratio change and the adjustment mechanism was set forth in Section 4.1 of the warrant agent agreement entered into between the Company and Computershare Inc. and Computershare Trust Company, N.A., as the warrant agent, dated October 2, 2020, filed as an exhibit to the Registration Statement. The warrant agent agreement provide that if the ratio of ordinary shares is increased, the exercise price immediately prior to such combination will be proportionately increased and the number of Warrant ADSs will be proportionately decreased, effective at the close of business on the date the ratio change becomes effective, (ii) such adjustment was already publicly disclosed on page 125 of the Registration Statement, which states that the exercise price is subject to appropriate adjustment in the event of certain stock splits, stock dividends, recapitalizations or otherwise, and (iii) the adjustments did not change the economics of the Warrants as the total exercise price of the Warrants to be paid by the investors remain unchanged. The adjustment to the Warrants was conducted according to a pre-agreed contractual mechanism that has been publicly disclosed as well as the provisions of the relevant documents that were publicly filed. There was no further negotiation or investment decision to be made by the Company, the warrant agent or the warrant holders as a result of the ADS-to-Class A ordinary shares ratio change. The Company also notified the warrant agent in advance and delivered notice of the adjustments to the Warrants holders on October 19, 2020.

The Company further respectfully advises the Staff that the Company did not make any sale pursuant to its initial F-1 registration statement during the period after it adjusted its ADS-to-Class A ordinary shares ratio and before it publicly disclosed the ratio change and its impact to investors.

Securities and Exchange Commission

February 9, 2021

4.	Please amend your disclosure to clarify which offering you are referring to as the “follow-on offering.” In this regard, we note your disclosure that “[t]he Warrants and the Representative’s Warrants were issued in connection with a registered follow-on offering contemplated by the Registration Statement.” Your F-1 registration statement effective September 29, 2020 appears to register Warrants and Representative Warrants, but does not appear to be a follow-on offering.

The Company respectfully advises the Staff that, as mentioned in the response to Comment No. 1, the F-1 registration statement effective September 29, 2020 covered a follow-on offering of 2,350,000 ADSs, each representing thirty Class A ordinary shares. The Company also issued Warrants and Representative’s Warrants in parallel and simultaneously with such follow-on offering. All of the Class A ordinary shares offered through the follow-on offering, the Warrants, the Representative’s Warrants and the Class A ordinary shares issuable upon the exercise of the Warrants and the Representative’s Warrants were registered.

In response to the Staff’s comment, the Company has revised the referenced disclosure on the prospectus cover page of the Post-effective Amendment No. 2.

5.	We note your disclosure throughout the filing that, on January 3, 2020, you entered into a legally-binding cooperation and investment term sheet with several investors in the cryptocurrencies mining industry. You also disclose in your risk factors that you cannot assure investors that you will successfully identify or transition your business focus. With a view to understanding how you expect your business focus to transition, please disclose an estimated date by which you expect to begin cryptocurrency mining activities.

The Company respectfully advises the Staff that, in February 2021, NBTC Limited, a wholly-owned subsidiary of the Company, signed a strategic cooperation framework purchase agreement (the “Cooperation Agreement”), with Shenzhen MicroBT Electronics Technology Co., Ltd., the manufacturer of WhatsMiner bitcoin mining machines. Pursuant to the Cooperation Agreement, upon the payment of a deposit, NBTC Limited has the right of first offer to purchase 5,000 WhatsMiner bitcoin mining machines from MicroBT within one year, including but not limited to models M32 and M31S. The Company completed first batch purchase of 440 WhatsMiner M32 machines in February 2020. Other than WhatsMiner bitcoin mining machines, we also plan to continue purchasing different types of cryptocurrency mining machines in the near future.

In February 2021, the Company entered into purchase agreements with five Bitcoin mining machine owners to purchase Bitcoin mining machines by issuance of its Class A ordinary shares. Pursuant to the purchase agreements, the Company issued an aggregate of 26,838,360 Class A ordinary shares in exchange for 26,007 Bitcoin mining machines, with a total hash rate of approximately 549PH/S, accounting for about 0.36% of the global hash rate of Bitcoin. Majority of these mining machines have already been deployed in Xinjiang, Sichuan and Gansu in China. The number of Class A ordinary shares issued to each owner was determined based on the fair market value of Bitcoin mining machines, as apprised by an independent valuation firm prior to the execution of the purchase agreements, at a pre-agreed per share price of approximately US$0.37 per Class A ordinary share (equivalent to US$11.18 per ADS).

Securities and Exchange Commission

February 9, 2021

On February 8, 2021, the Company further entered into six legally-binding memoranda of understanding (the “MOUs”), with six unrelated Bitcoin mining machine owners to purchase Bitcoin mining machines by issuance of its Class A ordinary shares. This batch of Bitcoin mining machines includes different brands such as WhatsMiner, AntMiner and AvalonMiner, with a total number of 10,489 units and a total hash rate of approximately 251PH/S. These Bitcoin mining machines have already been deployed in Qinghai, Xinjiang and Inner Mongolia in China. Pursuant to the MOUs, the Company may issue approximately 7,178,160 Class A ordinary shares based on a per share price of approximately US$0.78 (equivalent to US$23.35 per ADS). The underlying shares will be subject to a lock-up period of six months. The Company will designate a third-party valuation firm to conduct examination and assessment of the fair market price of the Bitcoin mining machines. The definitive agreements and transactions are expected to be executed and completed within one month after the signing of the MOUs.

The Company expects to begin cryptocurrency mining activities in the first quarter of 2021. In the meantime, the Company may be exploring other cryptocurrency mining business opportunities with other parties. The Company undertakes that it will make timely public disclosure if the Company has any further update regarding such new business.

In response to the Staff’s comment, the Company has revised disclosure on pages 3, 13, 55 and 83 of the Post-effective Amendment No. 2.

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If you have any questions regarding the Post-effective Amendment, please contact the undersigned by phone at +86 21 6193 8210 or via e-mail at haiping.li@skadden.com.

Very truly yours,

/s/ Haiping Li
Haiping Li

cc:	Jun Zhu, Chairman of the Board of Directors and Chief Executive Officer, The9 Limited

George Lai, Director and Chief Financial Officer, The9 Limited

Mitchell S. Esq., Partner, Loeb & Loeb LLP

Angela M. Dowd, Esq., Partner, Loeb & Loeb LLP

Ying Wu, Partner, Grant Thornton